VF x 3-03

03015200



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 31 2003
165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

4/1/2003

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SEC FILE NUMBER
8-50886

REPORT FOR THE PERIOD BEGINNING___01/01/2002___ AND ENDING___12/31/2002___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 720
_____
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Salvatore C. Caruso   646-254-4200
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Seligson & Giannattasio, LLP
_____
(Name – if individual, state last, first, middle name)

901 N. Broadway   N. White Plains   NY .   10603
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Salvatore C. Caruso _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Securities, Inc. _____ , as

of December 31 _____ , 20 03 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President & CFO _____ 3-28-03

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SELIGSON & GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legend Securities, Inc.

We have audited the accompanying statement of financial condition of Legend Securities, Inc. (the "Company"), as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP
N. White Plains NY
March 20, 2003

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603   TEL: 914-428-5560   FAX: 914-428-6576   E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797   TEL: 516-876-1995   FAX: 516-677-6111   WEB:sg-cpa.com

LEGEND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:

Cash and cash equivalents		$ 105
Other current assets		32,895
Receivable from clearing agent		56,850
Total current assets		89,850
Furniture and equipment – net		11,894

Other assets:

Security deposits	$ 5,500	
Investments in not-readily marketable securities, at fair value	20,100	
Loans receivable	77,600	
Total other assets		103,200
Total assets		$204,944

LIABILITIES

Accounts payable and accrued expenses	$ 23,248	
Loan from stockholder	18,500	
Total liabilities		$ 41,748

STOCKHOLDERS' EQUITY

Preferred stock	--	
Common stock	17,525	
Additional paid-in-capital	419,375	
Retained deficit	(273,704)	
Total stockholders' equity		163,196
Total liabilities and stockholders' equity		$204,944

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions and fees		$346,477
Interest income		277
Total revenue		346,754
Expenses:		
Payroll, commissions and benefits	$279,955	
Floor brokerage and clearance charges	26,863	
Communications	33,516	
Loss on disposal of assets	37,828	
Professional fees	62,298	
Depreciation expense	19,347	
Regulatory costs	31,132	
Interest expense	802	
Other general and administrative expenses	35,677	
Total expenses		527,418
Loss from operations		(180,664)
Other income		155,428
Loss before income taxes		(25,236)
Income taxes		706
Net loss		$ (25,942)

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares Authorized and Issued	Amount	Additional Paid-In Capital	Retained (Deficit)	Treasury Stock Shares	Amount	Total
Balance -- January 1, 2002	175,250,000	$17,525	$339,375	$(247,762)	(250,000)	$ --	$109,138
Additional capital contributions	--	--	80,000	--	--	--	80,000
Net loss	--	--	--	(25,942)	--	--	(25,942)
Balance -- December 31, 2002	175,250,000	$17,525	$419,375	$(273,704)	(250,000)	$ --	$163,196

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (25,942)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		19,347
Loss on disposal of assets		37,828
Changes in operating assets and liabilities:		
Receivable from broker		(29,486)
Other current assets		(26,064)
Accounts payable and accrued expenses		(2,462)
NET CASH FLOWS FROM OPERATING ACTIVITIES		(26,779)
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Advances from stockholders		18,500
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	$ 80,000	
Loans to brokers	(77,600)	
NET CASH FLOWS FROM FINANCING ACTIVITIES		2,400
NET CHANGE IN CASH AND CASH EQUIVALENTS		(5,879)
Cash and cash equivalents – beginning of period		5,984
Cash and cash equivalents – end of period		$ 105
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:		
Cash paid for:		
Income taxes		$ 706
Interest		$ 802

See notes to financial statements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

NOTE 3 - DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agent totaling $26,842 at December 31, 2002. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 - NOT-READILY MARKETABLE SECURITIES

Not-readily marketable securities represent warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. Management considers fair value for these securities to be cost. Fluctuations between this value and ultimate realization may occur.

NOTE 5 - FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 3,528
Equipment	17,471
	20,999
Less accumulated depreciation	9,105
	$11,894

Depreciation expense for the year ended December 31, 2002 was $19,347.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 6 - PROMISSORY NOTES RECEIVABLE

In 2002, the Company lent an aggregate of $77,600 to several of its brokers. The notes do not incur interest and are due in 12 to 18 months. Among other provisions, the notes provide that the entire balance is to be forgiven upon the attainment of certain commission levels during the term of the note. In January 2003, the term on two of the notes expired. The commission levels were not met on either of the notes. The Company is currently negotiating with the brokers regarding repayment.

NOTE 7 - STATE GRANT

In March 2002, the Company received approximately $103,000 from New York State pursuant to a grant program instituted in response to the events of September 11, 2001. In September 2002, the Company received approximately an additional $41,000 from New York State pursuant to a grant program instituted in response to the events of September 11, 2001. The proceeds of the grants have been included as a component of other income.

NOTE 8 - NET CAPITAL REQUIREMENTS

The company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($2,783 at December 31, 2002) or $5,000. At December 31, 2002, the net capital, as computed, was $15,629. Consequently, the Company had excess net capital of $10,629.

NOTE 9 - CONCENTRATION OF CREDIT RISK

Retail customer transactions are cleared through Penson Financial Services, Inc. on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, Penson Financial Services, Inc. may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Penson Financial Services, Inc. or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 10 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share.

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001. The effect of the change in par value has been applied retroactively for all periods presented.

In January 2001, the Company issued 100,000 shares of the common stock in payment for additional commissions due to one of the Company's brokers. The shares were valued at $3,000, the book value and approximate market value for the shares on the date the shares were issued.

In December 2001, the Company issued 166,150,000 shares to International Monetary Corp. ("IMC") in exchange for $75,000. As a result IMC became the parent of the Company, owning approximately 99% of the outstanding shares. During 2002, an additional $80,000 was contributed to the Company by its parent. No additional shares were issued for these contributions.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 11 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. The Company's deferred income taxes are comprised of the following:

Deferred tax assets	
Net operating losses	$69,199
Deferred tax liabilities	
Depreciation	1,823
Net deferred tax assets	67,376
Less: valuation allowance	67,376
	$ --

The Company's income tax at December 31, 2002 consists of the following:

Current:		
Federal	$ --	
State	706	
		$ 706
Deferred:		
Federal	--	
State	--	
		--
Income taxes		$ 706

The Company has net operating loss carry forward of approximately $303,000 which expire through 2022. The utilization of this operating loss carry forward may be limited based upon changes in ownership as defined in the Internal Revenue Code.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 12 – ADVANCES FROM STOCKHOLDER

During the fourth quarter of 2002, the principal stockholder of the Company's made interest free advances to the Company of approximately $49,500. In December 2002, $31,000 of these funds were reflected as additional capital contributions (Note 10). At December 31, 2002, there was $18,500 in advances outstanding.

NOTE 13 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. No contributions have been made to the plan through December 31, 2002.

SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

DECEMBER 31, 2002

Total stockholders' equity	$ 163,196
Deductions and/or charges:	
Other current assets	(32,895)
Investments in not readily marketable securities	(20,100)
Security deposits	(5,500)
Furniture and equipment	(11,894)
Loans receivable	(77,600)
Net capital	15,207
Minimum net capital	5,000
Excess net capital	$ 10,207
Aggregate indebtedness:	
Accounts payable and accrued expenses and loans from stockholders	$ 41,748
Ratio: aggregate indebtedness to net capital	2.75 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS
FILED IN PART IIAOF FORM X-17A-5
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in
   Part IIA of Form X-17A-5 as of December 31, 2002
   as amended $ 41,886

Reconciling Items:
   Miscellaneous   (138)

                                                                                 $ 41,748

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of
   Form X-17A-5 as of December 31, 2002
   as amended $ 15,629

Reconciling Items:
   Miscellaneous   (422)

                                                                                 $ 15,207

SELIGSON
&GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

TO THE STOKHOLDERS
LEGEND SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-59) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did no review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded again the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603   TEL: 914-428-5560   FAX: 914-428-6576   E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797   TEL: 516-876-1995   FAX: 516-677-6111   WEB:sg-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP
N. White Plains, NY
March 20, 2003